SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Documentation of the Ordinary General Shareholders’ Meeting summoned for April 25, 2018

Buenos Aires, March 20, 2018

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting summoned for April 25, 2018

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders’ Meeting summoned for April 25, 2018.

We hereby attach:

a)	The call to Ordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee Nº 197.

Sincerely,

Gabriel P. Blasi

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary General Shareholders’ Meeting to be held on April 25, 2018, at 10 a.m. on the first call, and at 11 a.m. on the second call at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1.   Appoint two shareholders to sign the Minutes of the Meeting.

2.   Consider the documentation of Telecom Argentina required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas and Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the US Securities & Exchange Commission Rules, for the Company’s twenty-ninth Fiscal Year, ended December 31, 2017 (‘Fiscal Year 2017’).

3.   Ratify the advanced distribution of dividends, for P$5,640,728,444, resolved based on the Individual Special Financial Statements of Telecom Argentina as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

4.   Consider the destination of Retained Earnings of Telecom Argentina as of December 31, 2017, net of the P$5,640,728,444 distributed in advance; that is to say, P$1,989,254,041. Delegate power to the Company’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 of the “Facultative Reserve for future Dividend Distributions” and distribute it to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.

5.   Consider the documentation of Cablevisión S.A. (the company that merged into Telecom Argentina S.A.) (hereinafter, “Cablevisión”), under the provisions of section 234, subsection 1 of Law No. 19,550, the CNV Rules and the BYMA Rules, for Fiscal Year 2017.

6.   Ratify the advanced distribution of dividends, for P$4,502,777,155, resolved based on the Individual Special Financial Statements of Cablevisión as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

7.   Consider the allocation of the Retained Earnings of Cablevisión as of December 31, 2017, net of the P$4,502,777,155 distributed in advance, that is to say, P$ 1,311,975,449.

8.   Ratify the advanced distribution of dividends, for P$212,900,000, resolved based on the Individual Special Financial Statements of Sofora Telecomunicaciones S.A. (merged company) (hereinafter, “Sofora”) as of March 31, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

9.   Consider the performance of Members of the Board and Members of the Supervisory Committee of Telecom Argentina who have served from April 27, 2017 to the date of this General Meeting.

10. Consider the performance of Members of the Board and Members of the Supervisory Committee of: i) Nortel Inversora S.A. (merged company) (“Nortel”), who served from April 27, 2017 to November 30, 2017; ii) Sofora, who served from March 28, 2017 to November 30, 2017; and iii) Telecom Personal S.A. (merged company) (“Telecom Personal”), who served from April 7, 2017 to November 30, 2017.

11. Consider the compensation for the members of the Board of Directors of Telecom Argentina who served during Fiscal Year 2017 (from the General Meeting of April 27, 2017 to the date of this Meeting). Proposal to pay the total amount of P$101,200,000, representing 1.31% of the ‘accountable earnings’, calculated according to CNV Rules Title II, Chapter III, section 3.

12. Authorize the Board of Directors to make advance payments to those Directors who serve during Fiscal Year 2018 (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

13. Consider the compensation of Members of the Supervisory Committee of Telecom Argentina for their services during Fiscal Year 2017 (from the General Meeting of April 27, 2017 to the date of this Meeting). Proposal to pay the total amount of P$8,850,000. Authorize the Board to pay advances on fees of the Members of the Supervisory Committee of Telecom Argentina that serve during Fiscal Year 2018 (from the date of this Meeting to the Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

14. Consider fees for: i) the Board of Directors of Nortel for tasks performed from April 27, 2017 to November 30, 2017; ii) the Board of Directors of Telecom Personal for tasks performed from April 7, 2017 to November 30, 2017; iii) the Board of Directors of Sofora for tasks performed from March 28, 2017 to November 30, 2017.

15. Consider fees for: i) the Supervisory Committee of Nortel for tasks performed from April 27, 2017 to November 30, 2017; ii) the Supervisory Committee of Telecom Personal for tasks performed from April 7, 2017 to November 30, 2017; iii) the Supervisory Committee of Sofora for tasks performed from March 28, 2017 to November 30, 2017.

16. Elect five (5) Regular Members of the Supervisory Committee of Telecom Argentina to serve during Fiscal Year 2018.

17. Determine the number of Alternate Members of the Supervisory Committee of Telecom Argentina to serve during Fiscal Year 2018 and elect them.

18. Determine the compensation of Independent Auditors of Telecom Argentina who served during Fiscal Year 2017.

19. Determine the compensation of Independent Auditors of Nortel and Telecom Personal who served from January 1, 2017 to November 30, 2017.

20. Appoint the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2018 and determine their compensation.

21. Consider the budget for the Audit Committee of Telecom Argentina for Fiscal Year 2018 (P$4,000,000).

THE BOARD.

Note 1: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is April 19, 2018, at 5 p.m.

Note 2: The documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the matters to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of section 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING REGARDING THE ITEMS ON THE AGENDA.

Proposal for the first item on the agenda:

The proposal to the Shareholders’ Meeting is to appoint the two shareholders with the highest number of registered shares taking part in the Meeting to sign the Minutes.

Proposal for the second item on the agenda:

The proposal to the Shareholders’ Meeting is “to approve the documentation of Telecom Argentina for Fiscal Year 2017 required by CNV Rules Title IV, Chapter I, Section 1 (N.T. 2013), namely, the Annual Report and its Annex I (report on the degree of compliance with the Code of Corporate Governance); the Informative Briefing; the Report of CNV Rules Title IV Chapter III Section 12 and the BYMA Listing Rules Section 62; the Financial Statements and all their accompanying Notes and Annexes; the Report from the Supervisory Committee, the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including English language documentation required by the Securities & Exchange Commission, in the manner in which it was submitted and adopted by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, in their areas of competence.”

Proposal for the third item on the agenda:

The Board proposes to the Shareholders to “ratify the advance distribution of dividends by P$5,640,728,444 resolved by the Board at its Meeting No. 367 of January 31, 2018, based on the Individual Special Financial Statements of Telecom Argentina as of September 30, 2017, in accordance with the provisions of section 224 subsection 2 of the General Corporations Law No. 19,550.”

Proposal for the fourth item on the agenda:

The Board proposes to the Shareholders to “allocate the Retained Earnings of Telecom Argentina as of December 31, 2017, net of the P$5,640,728,444 distributed in advance, that is to say, P$1,989,254,041, to set up the “Facultative Reserve for future Dividend Distributions.”

Furthermore, it proposes to “delegate power to the Company’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 from the ‘Facultative Reserve for future Dividend Distributions’ and distribute it to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.”

Proposal for the fifth item on the agenda:

The Board proposes to the Meeting to “approve the documentation of Cablevisión for fiscal year 2017 required by CNV Rules Title IV, Chapter I, Section 1 (N.T. 2013), namely, the Board Report and its Annex I (report on the degree of compliance with the Code of Corporate Governance); the Informative Briefing; the Report of CNV Rules Title IV Chapter III Section 12 and the BYMA Listing Rules Section 62; the Financial Statements and all their accompanying Notes and Annexes; the Report from the Supervisory Committee, and the rest of the documentation for the fiscal year, in the manner in which it was submitted and adopted by the Board of Directors and the Supervisory Committee, respectively, in their areas of competence.”

Proposal for the sixth item on the agenda:

The Board proposes to the Meeting to “ratify the advanced distribution of dividends, for P$4,502,777,155, adopted by the Board at its meeting No. 367 of January 31, 2018, based on the Individual Special Financial Statements of Cablevisión as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.”

Proposal for the seventh item on the agenda:

The Board proposes to the Meeting to “allocate the Retained Earnings as of December 31, 2017 of Cablevisión, net of the P$4,502,777,155 distributed in advance, that is to say, P$1,311,975,449, to the setup of a ‘Facultative Reserve to maintain the level of investments in capital goods and the current level of the Company’s solvency’.”

Proposal for the eighth item on the agenda:

The Board proposes to the Meeting to “ratify the advanced distribution of dividends, for P$212,900,000, adopted by the Board of Sofora based on the Individual Special Financial Statements of Sofora as of March 31, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.”

Proposal for the ninth item on the agenda:

No proposal is formulated on this item, submitting for the consideration of the Meeting the performance of the Members of the Board and Supervisory Committee of Telecom Argentina who have served from April 27, 2017 to the date of this General Meeting.

Proposal for the tenth item on the agenda:

No proposal is formulated on this item, submitting for the consideration of the Meeting the performance of the Members of the Board and Supervisory Committee: i) of Nortel, who served from April 27, 2017 to November 30, 2017; ii) of Sofora, who served from March 28, 2017 to November 30, 2017; and iii) of Telecom Personal, who served from April 7, 2017 to November 30, 2017.

Proposal for the eleventh item on the agenda:

The Board proposes to the Meeting to “approve the payment of compensation to the members of the Telecom Argentina Board of Directors serving during Fiscal Year 2017 (from the Meeting of April 27, 2017 to this Meeting) for a total of P$101,200,000, which includes compensations for technical and administrative tasks undertaken by two directors under employment contract, and to delegate to the Board the distribution of said amount as it deems appropriate. The proposed amount represents 1.31% of the accountable earnings determined according to CNV Rules Title II, Chapter III, section 3 (N.T. 2013).”

Proposal for the twelfth item on the agenda:

The Board proposes to the Meeting to “authorize the Board to pay advance payments to the Board Members of Telecom Argentina that serve during Fiscal Year 2018 (from the date of this Meeting to the Meeting that considers the financial documentation for said year), in accordance with the provisions of the General Corporations Law, and contingent upon what said Meeting resolves”.

Proposal for the thirteenth item on the agenda:

The Board proposes to the Meeting to “approve the payment of compensation for members of the Supervisory Committee of Telecom Argentina for tasks performed during Fiscal Year 2017 (from the Meeting of April 27, 2017 to this Meeting), for a total of P$8,850,000, to be distributed among the regular members of the Supervisory Committee proportionately to their respective tenures, and as determined by the Supervisory Committee.”

Additionally, the Board proposes to “authorize the Board to pay advance payments to the members of the Supervisory Committee of Telecom Argentina that serve during Fiscal Year 2018 (from the date of this Meeting to the Meeting that considers the documentation for said year), contingent upon what said Meeting resolves.”

Proposal for the fourteenth item on the agenda:

The Board proposes to the Meeting to “approve the payment of compensation for members of the Board of Nortel for tasks performed from April 27, 2017 to November 30, 2017, for a total amount of P$5,600,000, representing 0.15% of accountable earnings for the period started January 1, 2017 and ended November 30, 2017.”

Additionally, it proposes to “approve the payment of compensation for members of the Board of Telecom Personal for tasks performed from April 7, 2017 to November 30, 2017, for a total amount of P$4,950,000, representing 0.08% on the accountable earnings of the period started January 1, 2017 and ended November 30, 2017.”

The Board proposes to the Meeting to “approve the payment of compensation for members of the Board of Sofora for tasks performed from March 28, 2017 to November 30, 2017, for a total amount of $5,000,000.”

Finally, the Board proposes to “delegate powers to the Company’s Board to distribute these amounts in the manner it deems convenient among the members of the Boards of Nortel, Telecom Personal and Sofora, respectively.”

Proposal for the fifteenth item on the agenda:

The Board proposes to the Meeting to “approve the payment of compensation for members of the Supervisory Committee of Nortel for tasks performed from April 27, 2017 to November 30, 2017, for a total amount of P$1,250,000.”

Additionally, it proposes to “approve the payment of compensation for members of the Supervisory Committee of Telecom Personal for tasks performed from April 27, 2017 to November 30, 2017, for a total amount of P$2,750,000.”

The Board proposes to the Meeting to “approve the payment of compensation for members of the Supervisory Committee of Sofora for tasks performed from March 28, 2017 to November 30, 2017, for a total amount of P$1,450,000.”

Finally, the Board proposes to “distribute these amounts among the regular members of the Supervisory Committees of Nortel, Telecom Personal and Sofora proportionally to their respective tenures, as the Company’s Supervisory Committee determines, respectively.”

Proposal for the sixteenth item on the agenda:

The Board refrains from formulating a proposal regarding the persons to be appointed as regular members of the Supervisory Committee. The Shareholders nominating members to the Supervisory Committee are reminded of the following provision in section 79 of Law No. 26,831: ‘In publicly listed companies or companies with negotiable debt instruments, all members of the Supervisory Committee shall be independent’, and therefore they must inform the Meeting if their nominees qualify as independent, pursuant to the standard set by the CNV Rules.

Proposal for the seventeenth item on the agenda:

The Board refrains from formulating a proposal on this item. The Shareholders are informed that the Bylaws require the Supervisory Committee to be formed by three or five alternate members, whose number and election are to be resolved by the Meeting.

Proposal for the eighteenth item on the agenda:

The proposal for the Meeting is “to set the total compensation for the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2017 at P$15,840,000 (which does not include VAT), broken down into P$7,920,000 for financial statement audit tasks, and P$7,920,000 for audit tasks in connection with the certification under Sarbanes-Oxley Section 404.”

Proposal for the nineteenth item on the agenda:

The proposal for the Meeting is “to set the total compensation for audit services provided by the Independent Auditors of the financial statements of Nortel from January 1, 2017 to November 30, 2017 at P$140,000 (which does not include VAT).”

The proposal for the Meeting is “to set the total compensation for audit services provided by the Independent Auditors of the financial statements of Telecom Personal from January 1, 2017 to November 30, 2017 at P$6,120,000 (which does not include VAT).”

Proposal for the twentieth item on the agenda:

The proposal for the Meeting is “to appoint the firm Price Waterhouse & Co. S.R.L. as the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2018. If the proposal is accepted, Mr. Carlos Alberto Pace would act as the regular certifying accountant, and Mr. Marcelo Daniel Pfaff would act as his alternate. Furthermore, it is proposed that the compensation of the appointed Independent Auditors be determined by the General Meeting considering the financial documentation for Fiscal Year 2018, empowering the Audit Committee to establish the method of service delivery and to make advance payments on fees.”

Proposal for the twenty-first item on the agenda:

The proposal for the Meeting is “to approve a budget of P$4,000,000 for the operation of the Audit Committee in Fiscal Year 2018, in accordance with the estimate made by said Audit Committee.”

AUDIT COMMITTEE

MEETING MINUTES No. 197

MEMBERS IN ATTENDANCE:      Martín Héctor D’Ambrosio, Carlos Alejandro Harrison
  and Germán Horacio Vidal

SECRETARY:	Roberto Abal, as replacement for Héctor Daniel Cazzasa

EXTERNAL ADVISOR:                  Carlos Fernández Funes

OTHER ATTENDEES:                   Alejandro Miralles

DATE OF MEETING:                     March 15, 2018

PROCEEDINGS OF MEETING:

I. OVERVIEW OF THE AGENDA:

Mr. Abal presented the agenda prepared for the meeting by the Chairman and distributed in advance to Committee members. Electronic copies of documentation for use at the meeting were also sent in advance to Audit Committee members.

II. OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of the Company, at its meeting No. 368 held on March 7, 2018, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Ordinary Shareholders’ Meeting.

Furthermore, in its capacity as continuing company following the merger on December 1, 2017 of its controlling company Nortel Inversora S.A. (“Nortel”) —and considering that the latter was publicly listed— the Shareholders’ Meeting of Telecom Argentina shall consider, with the opinion of the Audit Committee: i) The compensation of Nortel Directors that served from April 27, 2017 to November 30, 2017; and ii) the fees to be paid to the External Auditors for the audit of Nortel’s Financial Statements for irregular fiscal year 2017 (started on January 1, 2017 and ended November 30, 2017)

.

The proposals formulated are included below:

1)	a) Telecom Argentina: The proposal to allocate the aggregate compensation of P$101,200,000 to the members of the Telecom Argentina Board of Directors serving during Fiscal Year 2017 (from April 27, 2017 through the Shareholders Meeting that considers their compensation) and to empower the Board of Directors to distribute such amount among its members. Said amount includes the fees payable for serving as Board Members, the amounts for the roles of President and Vice President of the Company, for sitting on several Board Committees, and compensations for technical and administrative tasks undertaken by two directors under employment contract.

The proposed amount represents 1.31% of the ‘accountable earnings’ for Fiscal Year 2017, calculated according to section 3, Chapter III, Title II of the Rules of the Comision Nacional de Valores (CNV) (N.T. 2013).

Additionally, the Board of Directors would propose to the Shareholders Meeting to grant authorization to the Board to make advance payments to those directors acting during Fiscal Year 2018 (from the date of the Shareholders Meeting that considers this matter through the date of the meeting that reviews Fiscal Year 2018 documents), in compliance with the provisions of the General Corporations Law, and contingent upon the decision of the Shareholders Meeting that considers the final documentation of such fiscal year.

b) Nortel: The proposal to allocate the aggregate compensation of P$5,600,000 to the members of the Nortel Board of Directors serving from April 27 to November 30, 2017, and to empower the Company’s Board of Directors to distribute such amount among the members of the Nortel Board of Directors.

The proposed amount represents 0.15% of the ‘accountable earnings’ for Nortel’s irregular Fiscal Year 2017 (started January 1, 2017 and ended November 30, 2017), calculated according to section 3, Chapter III, Title II of the Rules of the Comision Nacional de Valores (CNV) (N.T. 2013).

2)	a) Telecom Argentina: The proposal to pay Price Waterhouse & Co. S.R.L., (“PwC”) for its services as External Independent Auditors of Telecom Argentina’s financial statements for Fiscal Year 2017, the amount of P$15,840,000 (which does not include VAT), broken down into P$7,920,000 for financial statement audit tasks, and P$7,920,000 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

b) Nortel: The proposal to pay PwC for its services as External Independent Auditors of Nortel’s financial statements for irregular Fiscal Year 2017 (from January 1, 2017 to November 30, 2017), the amount of P$140,000 (which does not include VAT).

3)	The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent External Auditors of Telecom Argentina’s financial statements for the Fiscal Year ending December 31, 2018, with Carlos Alberto Pace acting as the regular certifying accountant and Marcelo Daniel Pfaff as his alternate.

The Audit Committee has also been asked to report the amount of expenses that were assigned to its operation and training activities during Fiscal Year 2017 to be reported to the Shareholders Meeting, and to assess the funds it considers necessary to carry out its duties during Fiscal Year 2018, in order to request the Shareholders’ Meeting to approve the respective budget.

1) Opinion on the Proposal of Compensation for the members of the Board of Directors acting during Fiscal Year 2017 and advance payments to those who shall serve in 2018

a) Telecom Argentina: The proposal to allocate to the directors serving in Fiscal Year 2017 (from April 27, 2017 until the date of the meeting that reviews their compensation) the aggregate compensation of P$101,200,000, proposing to the Shareholders’ Meeting to delegate into the Board of Directors the authority to distribute such amount among its members. The aforementioned amount includes the fees for the performance of Directors’ duties, the roles of Chairman and Vice Chairman of the Company, participation in the various Board Committees, as well as compensation for the technical and administrative functions served by two Directors under employment contract.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

1. the number of members of the Board of Directors (11 regular members and 11 alternate members), their roles, responsibilities and dedication to their functions;
2. the participation of members of the Board of Directors in several committees (Audit Committee, Steering Committee and Operations Committee, the latter two, replaced by the Executive Committee since January 31, 2018) which demand high professionalism and many hours of work, and involve a high level of responsibility; additionally, the roles of Chairman and Vice Chairman, and the compensation for technical and administrative tasks performed by two Directors under employment contract have been considered;
3. the consistency of this proposal with those submitted in previous fiscal years. It should be noted that during the fiscal year under review, Members of the Board of Directors have applied a considerable amount of time to the analysis and discussion of multiples matters deriving from the merger of Telecom and its related companies, on the one hand, and Telecom and Cablevisión, on the other.
4. the updated survey conducted on the Autopista de Informacion Financiera of the Comision Nacional de Valores, “CNV”, regarding remunerations paid to directors of other companies similar to Telecom Argentina during the last fiscal year, as reported by such companies. Said survey shows that the fees proposed for Telecom Argentina’s directors, as a whole, are consistent with the average amounts paid by such organizations and by Telecom Argentina in previous years;
5. the fact that the total amount of fees proposed represents a small percentage (1.31%) of the ‘accountable earnings’, calculated according to CNV Rules.

Based on the above, it is agreed that the total remuneration of P$101,200,000 proposed by the Board of Directors for its Members serving during Fiscal Year 2017 from April 27, 2017 through the date of the Shareholders’ Meeting reviewing its compensation, is reasonable (under the terms of section 2 paragraph d of Chapter III, Title II, of CNV Rules). The factors considered include the number of directors and their responsibilities, representation, and technical tasks as members of several Board of Directors’ committees; the technical and administrative tasks performed by two Directors under employment contract; the dedication to the role, competence and professional reputation of Directors, and the market value of their services. Furthermore, the proposal does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

The Audit Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those Directors serving during Fiscal Year 2018 (from the date of the Shareholders Meeting that deals with this advance through the date of the Meeting that reviews Fiscal Year 2018 documents), in compliance with the provisions of the General Corporate Law, and contingent upon the decision of the Shareholders Meeting that considers the financial statements of such Fiscal Year.

b) Nortel: The proposal to allocate the aggregate compensation of P$5,600,000 to the members of the Nortel Board of Directors serving from April 27 to November 30, 2017, and to empower the Company’s Board of Directors to distribute such amount among the members of the Nortel Board.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

1)	the updated survey conducted on the Autopista de Informacion Financiera of the Comision Nacional de Valores, “CNV”, regarding remunerations paid to directors of other companies similar Nortel during the last fiscal year, as reported by such companies. Said survey shows that the fees proposed for Nortel’s directors, as a whole, are consistent with the average amounts paid by such organizations and by Nortel in previous years;

2)	The proposed amount represents a minimum percentage (0.15%) of the ‘accountable earnings’, calculated according to CNV Rules.

Based on the above, it is agreed that the total remuneration of P$5,600,000 proposed by the Board of Directors for the Nortel Directors serving from April 27, 2017 to November 30, 2017, is adequate under the terms of section 2 paragraph d of Chapter III, Title II, of CNV Rules, and does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

2)	Opinion on the Proposal of Fees payable to the Independent Auditors for Fiscal Year 2017

a) Telecom Argentina: The Board of Directors has requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for fiscal year 2017. The proposal to be submitted at the Shareholders’ Meeting includes the payment of P$15,840,000 (which does not include VAT), of which P$7,920,000 are fees for financial statement audit tasks and P$7,920,000 are fees for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee considers that the amount of P$7,920,000 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the financial statement audit tasks performed by the Independent Auditors during fiscal year 2017 is reasonable and consistent with the importance, magnitude and quality of the tasks performed, and is within the range of the fees approved by other listed companies similar to Telecom Argentina.

Likewise, taking into account the complexity of the task and the specialization required for the Independent Auditors to perform the audit in respect of the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of P$7,920,000 that the Board of Directors will propose to the Shareholders’ Meeting as remuneration for audit tasks performed is also deemed reasonable.

b) Nortel: The Board of Directors has requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for its services as Independent Auditors of Nortel’s financial statements for irregular Fiscal Year 2017 (from January 1, 2017 to November 30, 2017). The proposal to be submitted to the Shareholders provides for the payment of P$140,000 (which does not include VAT).

The Audit Committee considers that the amount of P$140,000 that the Board of Directors will propose to the Shareholders’ Meeting to be approved as compensation for audit tasks on Nortel’s financial statements by the Independent Auditors during irregular fiscal year 2017 is reasonable and consistent with the importance, magnitude and quality of the tasks performed, and is within the range of the fees approved by other listed companies similar to Nortel.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2018

The Board will propose the General Meeting to appoint Price Waterhouse & Co. S.R.L. as Independent External Auditors of the financial statements for the fiscal year ending December 31, 2018, with Carlos Alberto Pace acting as the regular certifying accountant and Marcelo Daniel Pfaff as his alternate.

The Audit Committee, under the specific provisions of CNV regulations —substantiated opinion required by section 28 subsection c), Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— carried out, in early 2016, a review of the background and performance of Price Waterhouse & Co. S.R.L. (“PwC”), the current external independent auditors of Telecom Argentina, and of Cablevisión until December 31, 2017, given that at 12:00 am on January 1, 2018, the merger between both companies was completed.

The assessment conducted on that occasion was based mainly on the knowledge of the background and performance of the firm, as part of the Audit Committee’s activities of annual oversight and evaluation of external auditors, with the aim to achieve reliability in the financial information that the Company provides to control entities, investments, and markets.

Additionally, the firm’s audit and support teams, at both national and international level, have in-depth knowledge of the business systems and processes, and particularly, of the financial information generation process.

In summary, PwC is a firm of local and international prestige, with a vast and outstanding professional record, and its procedures meet stringent levels of quality and independence from audited companies. Additionally, it has sound knowledge of the business of Telecom Argentina and Cablevisión, and of their administrative and internal control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, its performance in previous years and the abovementioned considerations, unanimously resolved to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as External Independent Auditors for the year 2018.

Audit Committee Expenses - 2017 Report and 2018 Budget

The Board of Directors requested the Audit Committee to report the expenses incurred in its operation and training activities in Fiscal Year 2017, and to estimate the amount that it considers necessary to carry out its activities in Fiscal Year 2018, in order to request the approval by the Shareholders’ Meeting of the relevant budget.

Mr. Abal submitted a report on the expenses incurred by the Committee from May 2017 through April 2018, segregating those already incurred and those to be accrued until the closing of such budget period. The members of the Committee reviewed the different items included in the report, which showed aggregate expenses of P$1,278,899 for such period.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services required for the effective performance of its tasks and responsibilities, as well as the general evolution of costs, the members of the Audit Committee resolved to request the Shareholders’ Meeting to approve an operating budget of P$4,000,000 for Fiscal Year 2018.

A copy of the Audit Committee’s expense report, its budget estimates, and the survey of directors’ and external auditors’ fees in the Autopista de Información Financiera were included in the folder with supporting and background documentation of the matters discussed by the Committee.

Finally, it was unanimously resolved that the Chair, Mr. Carlos Alejandro Harrison, sign this document on behalf of the Audit Committee and forward it to the Board of Directors of Telecom Argentina S.A.

There being no further business to transact, the meeting was adjourned and the proposal was made to communicate the date for the next meeting through the Secretary of the Audit Committee.

/s/ Martín Héctor D’Ambrosio           /s/ Germán Horacio Vidal            /s/ Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 20, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations